UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

The New Home Company Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

6453707107

(CUSIP Number)

Legal Dept, IHP Capital Partners VI, LLC, 100 Bayview Circle, Suite 2000, Newport Beach, CA 92660 | 949.851.2121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 6453707107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) IHP Capital Partners VI, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,421,659*

	8	Shared Voting Power 6,121,798**

	9	Sole Dispositive Power 2,421,659*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,421,659***

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.10%****

14	Type of Reporting Person (See Instructions) OO

* Consists of shares of The New Home Company Inc. (the “Issuer”) Common Stock, par value $0.01 per share (the “Stock”), held directly by IHP Capital Partners VI, LLC (“IHP VI LLC”).

** Consists of the aggregate number of shares of Stock held directly or indirectly by the Separately Filing Group Members (as defined in this Schedule 13D), without duplication. IHP VI LLC has entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Stock. As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act. IHP VI LLC disclaims beneficial ownership of the shares held directly or indirectly by the Separately Filing Group Members, except to the extent of any pecuniary interest therein.

***Excludes shares directly or indirectly held by the Separately Filing Group Members.

**** Based on 16,516,546 shares of Stock issued and outstanding as of November 4, 2015, as reported by Issuer in its most recent Form 10-Q filed November 4, 2015 in addition to the 3,500,000 shares of Common Stock issued December 9, 2015 for a total of 20,016,546 shares of Common Stock outstanding. Also includes 5,041 shares of restricted stock that have vested (but does not include 4,219 unvested shares of restricted stock) held in Mr. Neff’s name for the benefit of IHP VI LLC.

SCHEDULE 13D

CUSIP No. 6453707107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Douglas C. Neff

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,421,659*

	8	Shared Voting Power 6,121,798**

	9	Sole Dispositive Power 2,421,659*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,421,659***

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.10%****

14	Type of Reporting Person (See Instructions) OO

* Consists of 2,416,618 shares of Common Stock held by IHP VI LLC, a Delaware limited liability company, whose manager is Institutional Housing Partners VI L.P., a California limited partnership, whose General Partner is IHP Capital Partners, a California corporation, whose President is Douglas C. Neff. It also consists of 5,041 shares of restricted stock that have vested (but does not include 4,219 unvested shares of restricted stock) held in Mr. Neff’s name for the benefit of IHP VI LLC. Mr. Neff disclaims beneficial ownership of the shares of Stock held by IHP VI LLC, except to the extent of any pecuniary interest therein.

** Consists of the aggregate number of shares of Stock held directly or indirectly by the Separately Filing Group Members (as defined in this Schedule 13D), without duplication. IHP VI LLC has entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Stock. As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act. IHP VI LLC disclaims beneficial ownership of the shares held directly or indirectly by the Separately Filing Group Members except to the extent of any pecuniary interest therein.

***Excludes shares directly or indirectly held by the Separately Filing Group Members.

**** Based on 16,516,546 shares of Stock issued and outstanding as of November 4, 2015, as reported by Issuer in its most recent Form 10-Q filed November 4, 2015 in addition to the 3,500,000 shares of Stock issued December 9, 2015 for a total of 20,016,546 shares of Stock outstanding. Also includes 5,041 shares of restricted stock that have vested (but does not include 4,219 unvested shares of restricted stock) held in Mr. Neff’s name for the benefit of IHP VI LLC.

Preamble

This Schedule 13D supersedes the Schedule 13G as last amended by Amendment No. 1 filed on February 17, 2015, filed by IHP VI LLC and Douglas C. Neff (“Neff” and, collectively with IHP VI LLC, the “Filers”), relating to shares of Stock of The New Home Company, Inc. This Schedule 13D is being filed because the filers may no longer qualify to file on Schedule 13G. See Item 4 below.

Item 1.                   Security and Issuer

This statement relates to shares of Stock of Issuer. The principal executive office of Issuer is located at 85 Enterprise, Suite 450, Aliso Viejo, CA 92656.

Item 2.                   Identity and Background

(a)                                 IHP VI LLC and Douglas Neff.

(b)                                 The business address of IHP VI LLC is 100 Bayview Circle, Suite 2000, Newport Beach, California 92660. The address of Douglas Neff is C/O IHP VI LLC, 100 Bayview Circle, Suite 2000, Newport Beach, California 92660.

(c)                                  IHP VI LLC is a Delaware limited liability company. Mr. Neff is the President of IHP Capital Partners, a California corporation, which is the General Partner of Institutional Housing Partners VI L.P., a California limited partnership, which is the manager of IHP VI LLC.

(d)                                 During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                               Please see the cover page for each Filer for the citizenship of that Filer.

Item 3.                   Source and Amount of Funds or Other Considerations

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount

IHP Capital Partners VI, LLC	Funds under Management	$6,250,000

Item 4.                   Purpose of Transaction

This transaction is for investment purposes. In connection with the Company’s primary offering of shares, which was completed on December 9, 2015, IHP VI LLC purchased an additional 500,000 shares in order to maintain its proportionate equity interest in Issuer following the offering. The Filers intend to review their investment in Issuer on a continuing basis. Depending on various factors, the Reporting Persons may in the future, from time to time, dispose of some or all of the stock of Issuer beneficially owned by them and/or acquire additional stock of Issuer, in the open market or otherwise, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule D.

Item 5.                   Interest in Securities of the Issuer

(a), (b) and (d) Each Filer’s beneficial ownership of the Stock on the date of this report is reflected on that Filer’s cover page.

Mr. Neff is deemed not to share beneficial ownership of (and voting and dispositive power with respect to) the shares of Stock owned by IHP VI LLC by virtue of the fact that Mr. Neff is a member of an investment committee consisting of more than three individuals. As noted in the Southland Corp. No-Action Letter (August 10, 1987), the Staff concurred that where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Persons are the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of any pecuniary interest therein.

(c) During the past sixty (60) days the following purchase occurred with respect to the Stock of the Issuer by the Filers.

Name	Date	Shares Bought	Price Per Shares

IHP VI LLC	12/09/15	500,000	$12.50

(e) Not Applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

IHP Capital Partners is the general partner of Institutional Housing Partners VI L.P. and other entities pursuant to agreements of limited partnership or limited liability company agreements between IHP Capital Partners and those other entities. Those agreements provide to Douglas C. Neff, as president of IHP Capital Partners the authority, among other things, to direct the actions of Institutional Housing Partners VI L.P. and in turn invest the funds of IHP VI LLC and to file this statement on behalf of IHP VI LLC and those other entities.

IHP VI LLC entered into an Investor Rights Agreement (“Agreement”) on February 5, 2014, with Issuer, TNHC Partners LLC, a Delaware limited liability company (“TNHC Partners”), Watt/TNHC LLC, a California limited liability company (“Watt”), TCN/TNHC LP, a Delaware limited partnership (“TCN/TNHC;” and, collectively, “External Members”), H. Lawrence Webb, Wayne J. Stelmar, Joseph D. Davis, and Thomas Redwitz (collectively, “Holders”). The purpose of the Agreement was to induce the External Members to take such actions as might have been necessary to cause the Initial Public Offering to be consummated. As a result, the Company, the Holders, and the External Members entered into this Agreement, which governs the rights of each External Member to nominate one director nominee selected by such External Member on the terms set forth within the Agreement. In addition, the

Agreement governs the obligations of the Holders and TNHC Partners to vote their voting securities in favor of the election of the nominees designated by the External Members.  A copy of the Agreement is included as Exhibit 4.2 in the 10-K Annual Report filed on March 27, 2014.

Item 7.                   Material to be Filed as Exhibits

Exhibit 99.1 - Joint Filing Agreement required by Rule 13d-1(k)(1) (incorporated by reference to Exhibit A to the Amendment No. 1 to Schedule 13G filed by IHP VI LLC, Institutional Housing Partners VI L.P., IHP Capital Partners, and Douglas C. Neff on February 17, 2015).

Exhibit 99.2 - Separately Filing Group Members (incorporated by reference to Exhibit C to the Amendment No. 1 to Schedule 13G filed by IHP VI LLC, Institutional Housing Partners VI L.P., IHP Capital Partners, and Douglas C. Neff on February 17, 2015).

Exhibit 99.3 - Investor Rights Agreement (incorporated by reference to Exhibit 4.2 to the 10-K filed by The New Home Company, Inc. on March 27, 2014).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2015
Dated

IHP Capital Partners VI, LLC,
a Delaware limited liability company

By: Institutional Housing Partners VI L.P.,
a California limited partnership, its Manager

By: IHP Capital Partners,
a California corporation, its General Partner

By:	/s/ Douglas C. Neff
Signature

President
Name/Title

By:	/s/ Brian P. McGowan
COO

/s/ Douglas C. Neff

Douglas C. Neff, as individual

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).